Exhibit 21

List of Subsidiaries

Company Name	State of Incorporation
TLSS Acquisition, Inc.	Delaware
Shyp CX, Inc.	New York
Shyp FX, Inc.	New Jersey
Cougar Express, Inc.	New York
JFK Cartage, Inc.	New York
Freight Connections, Inc.	New Jersey
TLSS-FC, Inc.	Delaware
TLSS-STI, Inc.	Delaware
Severance Trucking Co., Inc.	Massachusetts
Severance Warehousing, Inc.	Massachusetts
McGrath Trailer Leasing, Inc.	Maine